Exhibit 99.4

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

GOLD MINING COMPANIES IN MALI PROVIDE EMERGENCY FUNDING FOR FIGHT AGAINST DISEASE

Bamako, Mali, 31 October 2012 - Gold mining companies in Mali will donate US$735 000 in emergency funding to avert an interruption of the Mass Drug Administration (MDA) programme fighting a range of neglected tropical diseases (NTDs) endemic to that country.

The donations by Randgold Resources, Avion Gold including personal donations by its shareholders Forbes & Manhattan and executives John Begeman and Don Dudek, AngloGold Ashanti, IAMGOLD, Resolute Mining, Gold Fields and African Mining & Exploration, are being made to The End Fund, a non-governmental organisation committed to providing access to treatment for these NTDs.

The government of Mali is also effectively making a significant donation through its shareholding in the various gold mining operations. The development organisation Helen Keller International will use these funds to support its partners in the mass distribution of the drugs needed to treat these diseases without interruption.

Since the inception of the programme in 2007, with funding provided by USAID, significant progress has been made in reducing the incidence, prevalence and intensity of these diseases among Mali’s population of 11 million. However, the coup in Mali earlier this year prompted USAID to suspend its funding, threatening continued implementation of the treatment programme.

NTDs are a group of debilitating conditions, primarily found in impoverished areas, which can cause blindness, chronic pain, severe disability, disfigurement, and malnutrition. They reduce productivity and can cripple the country’s potential for social development and economic growth. Although there are inexpensive, safe and effective treatments available for NTDs, eradicating them requires consecutive treatments and post-endemic surveillance for many years.

For further information please contact:

RANDGOLD RESOURCES LIMITED

(Morila SA, Gounkoto SA, Somilo SA)

•    Mark Bristow, CEO

      +44 788 071 1386 / +223 66 75 01 22

•    Mahamadou Samaké, Group regional manager West Africa

      +223 66 75 61 36 / +223 20 20 16 94

•    Kathy du Plessis, Investor and media relations

      +44 20 7557 7738 or randgoldresources@dpapr.com www.randgoldresources.com

Listing information – LSE: RRS / Nasdaq: GOLD

AVION GOLD CORPORATION (Segala Mining Company SA) • Daniel Rousseau, General manager Segala +1 647 258 6011 / +223 73 99 99 90 www.aviongoldcorp.com Listing information – TSX: AVR / OTCQX: AVGCF

ANGLOGOLD ASHANTI LIMITED

(Morila SA, Semos SA)

•    Christian Rampa Luhambwe, Senior VP West Africa

      +221 77 332 14 44

•    François Philippart, VP sustainability Mali

      +223 66 75 26 00

•    Mamadou Coulibaly, Country manager Mali

      +223 66 75 06 05

www.anglogoldashanti.co.za

Listing information – JSE: ANG / NYSE: AU / ASX: AGG / LSE: AGD / GhSE: AGA, AAD

IAMGOLD CORPORATION (Semos SA) • Malcolm Versel, Manager sustainability and government relations Africa +221 77 639 1717 www.iamgold.com Listing Information – TSX: IMG / NYSE: IAG

RESOLUTE MINING LIMITED (Somisy SA) • Guy Riopel, General manager +223 20 21 24 32 / +223 66 75 05 00 www.rml.com.au Listing information – ASX: RSG

GOLD FIELDS LIMITED

•    Sharda Naidoo, Head of corporate affairs West Africa

      +27 83 560 1769 / +233 544 33 81 38

www.goldfields.co.za

Listing Information – JSE/NYSE/NASDAQ/Dubai: GFI / NYX: GFLB / SWX: GOLI

AFRICAN MINING & EXPLORATION PLC

•    Mark Jones, CEO

      +44 207 499 5881

•    Dominic Doherty, Regional manager

      +223 76 94 58 83

•    Felicity Edwards, Investor & media relations, St Brides

      +44 207 236 1177

www.ameplc.co.uk

Listing information – LSE-AIM: AME.L

THE END FUND

•    Ellen Agler, CEO

      +1 610 254 0000 / +1 917 207 4400 / eagler@endfund.org www.endfund.org

HELEN KELLER INTERNATIONAL

•    Kathy Tilford, Acting country director Mali

      +223 66 75 57 66 / ktilford@hki.org

•    Jennifer S Klopp, VP development and communications

      +1 646 472 0355 / jklopp@hki.org

www.hki.org